                                                                EXHIBIT 12.1




                          TOYOTA MOTOR CREDIT CORPORATION

                 CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

                                               Three Months Ended    Six Months Ended
                                                 September 30,         September 30,
                                               ------------------    -----------------
                                                2002        2001      2002       2001
                                               ------      ------    ------     ------
                                                          (Dollars in Millions)

Consolidated (loss)/income
Before income taxes                            $    6      $   31    $  (45)    $  118
                                               ------      ------    ------     ------
Fixed charges:
   Interest...............................        215         268       432        564
   Portion of rent expense
      representative of the
      interest factor (deemed
      to be one-third)....................          2           2         4          3
                                               ------      ------    ------     ------

Total fixed charges.......................        217         270       436        567
                                               ------      ------    ------     ------
Earnings available
   for fixed charges......................     $  223      $  301    $  391     $  685
                                               ======      ======    ======     ======

Ratio of earnings to
   fixed charges<F1>......................       1.03        1.11         -*      1.21
                                               ======      ======    ======     ======

* TMCC's ratio of earnings to fixed charges was less than 1.00 for the six months ended September 30, 2002. The deficiency in the ratio for the six months ended September 30, 2002 was primarily due to a decrease in net income from financing operations due to unfavorable fair value adjustments related to the application of SFAS 133/138, which is reported as SFAS 133 and 138 fair value adjustments in the Consolidated Statement of Income. The Company would require an additional $45 million in net income to attain a ratio of 1.00.

-----------------
<F1>  TMCC has guaranteed certain obligations of affiliates and subsidiaries as discussed in Note 9 - Commitments and Contingent Liabilities of the Consolidated Financial Statements. As of September 30, 2002, TMCC has not incurred any fixed charges in connection with such guarantees and no amount is included in any ratio of earnings to fixed charges.